April 8, 2026

Chris Siu
Chief Financial Officer
Aehr Test Systems, Inc.
400 Kato Terrace
Fremont, CA 94539

       Re: Aehr Test Systems, Inc.
           Form 10-K for the Fiscal Year Ended May 30, 2025
           File No. 000-22893
Dear Chris Siu:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and Services